UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cogint, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

19241Q101

(CUSIP Number)

Joshua B. Weingard, Esq.

Cogint, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19241Q101	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Matthew Conlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,640,020
	8.	SHARED VOTING POWER 2,000,000(1)
	9.	SOLE DISPOSITIVE POWER 5,640,020
	10.	SHARED DISPOSITIVE POWER 2,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,020
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 2,000,000 shares of the Company’s common stock which may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s membership in RSMC Partners, LLC (“RSMC”). The Reporting Person disclaims beneficial ownership of the shares held by RSMC except to the extent of any pecuniary interest in such shares.
(2)	Based on 53,804,567 shares of the Company’s common stock outstanding as of February 7, 2017.

CUSIP No. 19241Q101	Page 3 of 5

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 1, 2016 (the “Original Schedule 13D”) by Matthew Conlin (the “Reporting Person”).

Item 1.	Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This Amendment is filed by the Reporting Person with respect to shares of common stock, par value $0.0005 per share, of Cogint, Inc., a Delaware corporation (the “Issuer”), formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. and ID Arizona Corp. The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Person that have occurred as a result of the Issuer’s issuance of additional shares of its common stock in connection with certain transactions entered into by the Issuer. Consequently, the Reporting Persons’ percentage of beneficial ownership in the Issuer has decreased by more than 1%.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the Issuer’s issuance of additional shares of its common stock in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Person is the beneficial owner of 7,640,020 shares of common stock of the Issuer, representing 14.2% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 53,804,567 shares of common stock outstanding as of February 7, 2017.

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Person during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

CUSIP No. 19241Q101	Page 4 of 5

On January 23, 2017, the Reporting Person purchased an aggregate of 100,000 shares of the Issuer’s common stock at a price of $3.15 per share.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 19241Q101	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	By:	/s/ Matthew Conlin
Matthew Conlin